UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. )

PARADISE, INC.
(Name of Issuer)

Common Stock, $0.30 par value per share
(Title of Class of Securities)

699058103
(CUSIP Number)

Timothy J. Benjamin

Seneca Foods Corporation

3736 South Main Street

Marion, New York 14505

(315) 926-8100

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 15, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [  ]

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 699058103
1	Names of Reporting Persons Seneca Foods Corporation
2	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [x]
3	SEC Use Only
4	Source of Funds (See Instructions) Not applicable
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6	Citizenship or Place of Organization New York
Number Of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 206,109
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 206,109
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
13	Percent of Class Represented by Amount in Row (11) 39.67%(1)
14	Type of Reporting Person CO

                         (1) Calculated based on 519,600 shares of common stock of the Issuer outstanding as of April 1, 2019, as reported on the Issuer's Annual Report on Form 10-K for the fiscal year ended December 31, 2018.

CUSIP No. 699058103
1	Names of Reporting Persons Gray & Company
2	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [x]
3	SEC Use Only
4	Source of Funds (See Instructions) Not applicable
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6	Citizenship or Place of Organization Oregon
Number Of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 206,109
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 206,109
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
13	Percent of Class Represented by Amount in Row (11) 39.67%(1)
14	Type of Reporting Person CO

                          (1) Calculated based on 519,600 shares of common stock of the Issuer outstanding as of April 1, 2019, as reported on the Issuer's Annual Report on Form 10-K for the fiscal year ended December 31, 2018.

Item 1.                        Security and Issuer

            This Schedule 13D relates to the common stock, $0.30 par value per share (the “Shares”), of Paradise, Inc., a Florida corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 1200 W. Dr. Martin Luther King, Jr., Blvd., Plant City, Florida 33563.

Item 2.                        Identity and Background

This statement is being jointly filed by Seneca Foods Corporation, a New York corporation, (“Seneca”) and Gray & Company, an Oregon corporation (“Gray”).  Seneca is a leading provider of packaged fruits and vegetables, with facilities located throughout the United States. Gray is an indirect, wholly-owned subsidiary of Seneca.  The business address of each of Seneca and Gray is 3736 South Main Street, Marion, New York 14505.

During the last five years, neither Seneca nor Gray (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.                        Source and Amount of Funds or Other Consideration

Gray has entered into a Voting Agreement dated April 15, 2019 with the stockholders of Paradise, Inc. identified therein, as described in more detail below.  Neither Seneca nor Gray has paid any consideration in connection with the Voting Agreement.

Item 4.                        Purpose of Transaction

On April 15, 2019, Paradise, Inc. (the “Issuer”) entered into an Asset Purchase Agreement (the “Purchase Agreement”) with Gray and Seneca.  Pursuant to the Purchase Agreement, Gray would acquire substantially all of the assets of the Issuer engaged in the production, manufacture, sale and distribution of glacé fruit product on the satisfaction or waiver of the closing conditions set forth in the Purchase Agreement, which include approval of the transactions contemplated by the Purchase Agreement by holders of a majority of the Issuer’s outstanding common stock.

In connection with the Purchase Agreement, at the specific request of Seneca and Gray, and as a condition and inducement to Seneca’s and Gray’s willingness to enter into the agreement, certain shareholders of the Issuer (the “Principal Shareholders”) entered into a Voting Agreement with Gray, dated as of April 15, 2019 (the “Voting Agreement”) with respect to all Shares over which each such Principal Shareholder exercises voting or investment power (as determined pursuant to Rule 13d-3(a) under the Securities Exchange Act of 1934, as amended) (collectively, the “Owned Shares”). The Owned Shares include any shares of the Issuer as to which a Principal Shareholder acquires beneficial ownership after the execution of the Voting Agreement.

The Voting Agreement requires each Principal Shareholder, so long as the Voting Agreement has not terminated in accordance with its terms, to vote for the Issuer’s completion of the transactions contemplated by the Purchase Agreement (the “Transaction”) and against any action or proposal in favor of an alternative acquisition proposal. Each of the Principal Shareholders appointed Gray and any designee of Gray as such Principal Shareholder’s proxy and attorney-in-fact to vote and act on each such Principal Shareholder’s behalf and in each such Principal Shareholder’s name, place and stead with respect to the foregoing. Each Principal Shareholder affirmed that the proxy is coupled with an interest and shall be irrevocable during the term of the Voting Agreement.

Each Principal Shareholder also agreed that he or it will not Transfer (as defined in the Voting Agreement) any of the Owned Shares during the term of the Voting Agreement. The Voting Agreement does not prohibit a Transfer of the Shares by Principal Shareholder to any member of Principal Shareholder’s immediate family, or to a trust for the benefit of Principal Shareholder or any member of Principal Shareholder’s immediate family, or upon the death of Shareholder; provided, that, as a precondition to such Transfer, the transferee agrees in a writing, reasonably satisfactory in form and substance to Gray, to be bound by all of the terms of the Voting Agreement.

The Voting Agreement will terminate upon, among other things, the termination of the Purchase Agreement, or the entry by the Issuer, without the prior written consent of the Principal Shareholders, into an amendment to the Purchase Agreement or a waiver of any term thereof which is or would be economically adverse to the shareholders.

The foregoing descriptions of the Purchase Agreement and the Voting Agreement do not purport to be complete.  References to the Transaction, the Purchase Agreement and the Voting Agreement throughout this Schedule 13D are qualified in their entirety by reference to the Purchase Agreement, which is incorporated by reference as Exhibit 2 to this Schedule 13D, and the Voting Agreement, which is incorporated by reference as Exhibit 3 to this Schedule 13D.

Item 5.                        Interest in Securities of the Issuer

(a)        As of the date hereof, neither Seneca nor Gray owns any Shares. However, Gray, pursuant to the Voting Agreement, and Seneca, because of its ownership of Gray, may each be deemed to share with each Principal Shareholder the power to vote in favor of approval of the Transaction (as described in Item 4) and, for the purposes of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended, Seneca and Gray may be deemed to beneficially own, 206,109 Shares, representing 39.67% of the outstanding Shares. Each of Seneca and Gray disclaims beneficial ownership of the Shares covered by the Voting Agreement and nothing herein shall be construed as an admission that either Seneca of Gray is the beneficial owner of such Shares.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Seneca or Gray that it is a member of a “group” for purposes of Section 13(d) of the Act, or for any other purpose, and membership in a “group” is hereby expressly disclaimed.

(b)        Seneca and Gray may each be deemed to have shared power to vote or to direct the voting of 206,109 Shares pursuant to the Voting Agreement as described in Item 4.

(c)        Other than as described in this Schedule 13D, neither Seneca nor Gray has effected any transaction in Shares during the past 60 days.

(d)       To Seneca’s and Gray’s knowledge, no person other than the Principal Shareholders has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by this Schedule 13D.

(e)        Not applicable.

Item 6.                        Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Copies of the Purchase Agreement and the Voting Agreement are filed herewith as Exhibits 2 and 3, respectively.

Item 7.                        Material to be Filed as Exhibits

Exhibit 1         Joint Filing Agreement among the Reporting Persons dated April 18, 2019

Exhibit 2         Asset Purchase Agreement, dated as of April 15, 2019, by and among Paradise, Inc., Gray & Company and Seneca Foods Corporation.

Exhibit 3         Voting Agreement, dated as of April 15, 2019, by and among Gray & Company and the shareholders of Paradise, Inc. signatories thereto.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 18, 2019	SENECA FOODS CORPORATION
By/s/Timothy J. Benjamin_ Name: Timothy J. Benjamin Title: Chief Financial Officer and Treasurer
Dated: April 18, 2019	GRAY & COMPANY
By/s/Timothy J. Benjamin_ Name: Timothy J. Benjamin Title: Treasurer